CUSIP No. 0004417961                                     Page 1 of 10 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No.   )


                 Housecall Medical Resources, Inc.
_________________________________________________________________
                             (Name of Issuer)



                         Common Stock
_________________________________________________________________
                      (Title of Class of Securities)



                          0004417961
__________________________________________________________________
                         (CUSIP Number)













                         ________________________

CUSIP No. 0004417961                                     Page 2 of 10 Pages
_________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe VI,
     No. of Above Person                     L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    4,651,614 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         ________________________________________
                         7)   Sole Disposi-  4,651,614 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           4,651,614 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          45.5%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN
_________________________________________________________________

CUSIP No. 0004417961                                     Page 3 of 10 Pages
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Healthcare
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    155,465 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  155,465 shares of
                              tive Power     Common Stock
                          _______________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           155,465 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          1.5%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0004417961                                     Page 4 of 10 Pages
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    454,050 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  454,050 shares of
                              tive Power     Common Stock
                          _______________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           454,050 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          4.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN
CUSIP No. 0004417961                                     Page 5 of 10 Pages
                               Schedule 13G

Item 1(a) -    Name of Issuer:  Housecall Medicall Resources, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               1000 Abernathy Road, Bldg. 400
               Suite 1825
               Atlanta, GA  30328

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Healthcare Partners, L.P., a Delaware limited partnership ("Healthcare Partners"), and WCAS Capital Partners II, L.P., a Delaware limited partnership ("Capital Partners II") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS VI:  Delaware
               Healthcare Partners:  Delaware
               Capital Partners II: Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number:  0004417961

CUSIP No. 0004417961                                     Page 6 of 10 Pages
Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS VI:  4,651,614 shares of Common Stock
               Healthcare Partners:  155,465 shares of Common
                                      Stock
               Capital Partners II:  454,050 shares of Common
                                Stock

               (b)  Percent of Class:

               WCAS VI:  45.5%
               Healthcare Partners:  4.4%
               Capital Partners II: 1.5%

               (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:  WCAS
                         VI:  4,651,614 shares
                         Healthcare Partners:  155,465 shares
                         Capital Partners II:  454,050 shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:
                         WCAS VI:  4,651,614 shares
                         Healthcare Partners:  155,465 shares
                         Capital Partners II:  454,050 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

CUSIP No. 0004417961                                     Page 7 of 10 Pages
Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 0004417961                                     Page 8 of 10 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, L.P., General Partner


                         By       /s/ Laura VanBuren
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By    /s/ Russell L. Carson
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By      /s/ Laura VanBuren
                                    General Partner

Date: January 21, 1997

CUSIP No. 0004417961                                     Page 9 of 10 Pages
                                                                  EXHIBIT 1

                                 AGREEMENT
                                    OF
                 WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                      WCAS HEALTHCARE PARTNERS, L.P.
                                    AND
                      WCAS CAPITAL PARTNERS II, L.P.
                         PURSUANT TO RULE 13d-1(f)
                         _________________________


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, L.P., General Partner


                         By     /s/ Laura VanBuren
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By   /s/ Russell L. Carson
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By   /s/ Laura VanBuren
                                   General Partner

Date:  January 21, 1997

CUSIP No. 0004417961                                Page 10 of 10 Pages

EXHIBIT 2

                   Identification and Classification
                        of Members of the Group
                   _________________________________

          Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Healthcare Partners, L.P. and WCAS Capital Partners II, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VI, L.P. is a Delaware limited partnership. Its sole general partner is WCAS VI Partners, L.P., a Delaware limited partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.

          WCAS Capital Partners II, L.P. is a Delaware limited partnership. Its sole general partner is WCAS CP II Partners, a New Jersey general partnership.